EPIZYME, INC.

400 Technology Square, 4th Floor

Cambridge, MA 02139

September 27, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Epizyme, Inc.

Registration Statement on Form S-3

File No. 333-259680

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Epizyme, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-259680), so that it may become effective at 4:00 p.m. Eastern time on September 29, 2021, or as soon thereafter as practicable, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff.

Very truly yours,

EPIZYME, INC.

By:	/s/ Grant Bogle
Name: Grant Bogle
Title: President and Chief Executive Officer

cc:	Stuart M. Falber

Molly W. Fox

Wilmer Cutler Pickering Hale and Dorr LLP